Exhibit 8.1
Opinion of Carlton Fields, P.A.
Cristin C. Keane
813.229.4211 direct
ckeane@carltonfields.com
December 20, 2010

Ebix, Inc. 5 Concourse Parkway, Suite 3200 Atlanta, GA 30328	VIA CERTIFIED MAIL
Dear Ladies and Gentlemen:
     We have acted as counsel to Ebix, Inc., a Delaware corporation (“Ebix”), in connection with the proposed merger (the “Merger”) of Eden Acquisition Sub, Inc., a Georgia corporation and a wholly-owned subsidiary of Ebix (“Eden”), with and into A.D.A.M., Inc., a Georgia corporation (“ADAM”), pursuant to the terms of and as described in that certain Agreement and Plan of Merger (the “Merger Agreement”) dated as of August 29, 2010, by and among Ebix, Eden, and ADAM, and described in Ebix’s registration statement on Form S-4, to be filed with the Securities and Exchange Commission on or about October 12, 2010 (the “Registration Statement”). Capitalized terms used but not defined herein have the meanings ascribed to them in the merger agreement. At your request in connection with the filing by Ebix of the Registration Statement and the Proxy Statement/Prospectus of Ebix and ADAM (the “Proxy Statement/Prospectus”) included as part of the Registration Statement, we are rendering our opinions concerning certain federal income tax consequences of the Merger.
     For purposes of rendering our opinions herein, we have reviewed the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and such other applicable laws, regulations, rulings, decisions, documents, and records as we have deemed necessary. With respect to factual matters, we have relied upon the merger agreement, including, without limitation, the representations and warranties of the parties set forth therein, and upon certain statements and representations made to us in a certificate by officers of (and on behalf of) Ebix and ADAM, in each case without independent verification thereof by us. With the consent of Ebix, Eden, and ADAM, we have relied (without independent verification thereof by us) on the accuracy and completeness of the statements and representations contained in such certificate and have assumed that such certificate will be complete and accurate as of the Effective Time. We have also relied (without independent verification thereof by us on the accuracy and completeness of the facts set forth in the Registration Statement. We have no reason to believe that any representations made in the merger agreement, certificate, or Registration Statement are inaccurate. In addition, for purposes of this opinion, we have assumed, with the consent of Ebix, Eden, and ADAM, that at least eighty percent of the outstanding ADAM common stock will be exchanged for Ebix voting common shares in the Merger and that ADAM common stock constitutes a capital asset in the hands of each holder thereof.

Ebix, Inc.
December 20, 2010

     Based on the foregoing, and subject to the qualifications set forth below, we are of the opinions that:
     (1) The Merger should constitute a reorganization under Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code, and Ebix, Eden, and ADAM will each be a party to the reorganization within the meaning of Section 368(b) of the Code.
     (2) ADAM shareholders who exchange ADAM common stock solely for Ebix common shares should not recognize gain or loss on the exchange.
     (3) The federal income tax basis of common shares of Ebix received by an ADAM shareholder in exchange for ADAM common stock should be equal to such ADAM shareholder’s basis of ADAM common stock surrendered in exchange therefor, and the holding period of such ADAM common stock should include the holding period of the ADAM common stock surrendered in exchange therefor.
     (4) The receipt of cash in lieu of fractional common shares of Ebix by ADAM shareholders in exchange for ADAM common stock should be treated as if the fractional shares were distributed as part of the exchange and then redeemed by ADAM, and capital gain or loss should be recognized in an amount equal to the difference between the cash received and the basis of the fractional common share of Ebix surrendered (provided the redemption is not essentially equivalent to a dividend, as determined on a shareholder-by-shareholder basis).
     Our opinions are based upon the Code, the Treasury regulations promulgated thereunder, and other relevant authorities and law, all as in effect on the date hereof. Consequently, future changes in the law may cause the tax treatment of the transactions referred to herein to be materially different from that described above. Our opinions are not binding upon either the Internal Revenue Service or any court. Thus, no assurance can be given that such interpretations would be followed if the exchange of shares contemplated by the Merger became the subject of an audit or administrative or judicial proceedings. Statements of our opinion herein are opinions only and should not be interpreted as guarantees of the current status of the law or of any particular result, nor should they be accepted as a guarantee that a court of law or administrative agency will concur in such statement. We do not express any opinion herein concerning any law other than the federal income tax laws of the United States.
     No opinion is expressed with respect to any of the following:
     (i) The appropriate method to determine the fair market value of any stock or other consideration received in any sale or exchange;
     (ii) The state, local, or foreign tax consequences of any aspect of the Merger; or
     (iii) The federal income tax consequences of any aspect of the Merger to ADAM shareholders who are subject to special tax treatment for federal income tax purposes, including life insurance companies, tax exempt entities, and foreign taxpayers, or to holders of warrants or options to purchase Ebix common shares, if any, that are exchanged for or converted into options or warrants to acquire ADAM common stock.

Ebix, Inc.
December 20, 2010

     These opinions are rendered for the sole benefit of the Ebix, Eden, and ADAM and their shareholders who are directly affected by the Merger, and no other person or entity is entitled to rely on these opinions. No portion of these opinions may be quoted, circulated, or referred to in any other document, without our prior written consent. We expressly consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement, and to the references to this opinion in the Proxy Statement/Prospectus. In giving this opinion, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours, CARLTON FIELDS, P.A.
By:	/s/ Cristin C. Keane
Cristin C. Keane

CCK/ycf